News Release

Rosetta Genomics Announces New York State Approval for the

Rosetta Kidney Cancer Test™

Proprietary microRNA Diagnostic for Identification of the Four Most Common

Kidney Tumors Now Available in All 50 U.S. States

PRINCETON, N.J. and REHOVOT, Israel (December 9, 2013) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announced that the New York State Department of Health (“NYSDOH”) has given the Company conditional approval for the Rosetta Kidney Cancer Test™ for testing on patient samples from the State. New York is the only U.S. state that requires an independent regulatory review process for laboratory-developed tests. With this approval, Rosetta Genomics can offer the Rosetta Kidney Cancer Test in all 50 U.S. states. In making the assay available pending final approval, the NYSDOH requires the Company to provide any additional information they request within 60 business days. The Kidney Cancer Test is the Company's proprietary microRNA-based assay that accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and the benign oncocytoma. It is one of four assays Rosetta is currently selling through its CLIA-lab in Philadelphia, Pennsylvania.

Kidney cancer is one of the ten most common cancers in both men and women, accounting for over 65,000 new cases and approximately 14,000 deaths in the U.S. in 2013.1

“The incidence of primary kidney tumors is rising, and differential diagnosis between various types of kidney tumors remains challenging at times,” said E. Robert Wassman, MD, FAAP, FACMG, Rosetta Genomics’ Chief Medical Officer. “One diagnostic challenge, often underestimated, is clearly differentiating between oncocytomas, now considered benign and appropriate to watch without intervention, and subtypes of RCC, particularly chromophobe RCC, where their malignant nature dictates prompt intervention. Recent studies have shown that as many as 20-25% of kidney tumors following nephrectomy turn out to be benign oncocytomas. Improved diagnoses of oncocytomas might avoid unnecessary surgeries, which would represent an opportunity to reduce costs and avoid nephrectomy related complications. In addition, new therapeutics are beginning to impact survival for patients with malignant RCCs and there appears to be emerging evidence that response is driven, in part, by the subtype of RCC. Consequently, the correct identification of these subtypes is becoming increasingly important to aid in treatment choice.”

1 The American Cancer Society http://www.cancer.org/cancer/kidneycancer/detailedguide/kidney-cancer-adult-key-statistics

“The Rosetta Kidney Cancer Test, with its high level of accuracy, can be an important aid to physicians to ensure that the right medical intervention is given to the right patient at the right time, which is what personalized medicine is all about,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics, “With sensitivity and specificity in excess of 95%, we believe this assay is a useful tool for physicians and we are very pleased to have approval to market this important cancer diagnostic for the benefit of patients in New York.”

“In order to increase awareness of and demand for the Kidney Cancer Test we have recently provided training to our sales team and will be launching key supporting marketing initiatives, including new promotional materials, web-based programs and telemarketing campaigns,” added Mr. Berlin.

About Rosetta Cancer Testing Services

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). Rosetta Mesothelioma Test™ diagnoses mesothelioma, a cancer connected to asbestos exposure. The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Rosetta Cancer Origin Test™, 60,000 from the Rosetta Mesothelioma Test™, 65,000 from the Rosetta Kidney Cancer Test™ and 226,000 patients from the Rosetta Lung Cancer Test™. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.rosettagenomics.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation: That Rosetta will maintain and comply with the conditions in the conditional approval for the Rosetta Kidney Cancer Test™ from NYSDOH, that NYSDOH will not revoke the conditional approval, that Rosetta will receive final approval for the Rosetta Kidney Cancer Test™ from NYSDOH, that the correct identification of kidney cancer subtypes will become increasingly clinically important for treatment choice, the Rosetta Kidney Cancer Test being an important aid to physicians, the launching of new supporting marketing initiatives for the purpose of increasing awareness and demand for the Rosetta Kidney Cancer Test™ and that there will be any increase in awareness or demand for the Rosetta Kidney Cancer Test™, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(609) 419-9000, ext. 1326

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

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